

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05047877

March 17, 2005

Abigail Arms
Shearman & Sterling LLP
801 Pennsylvania Avenue, N.W.
Washington, DC 20004-2604

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/17/2005

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated January 26, 2005

Dear Ms. Arms:

This is in response to your letters dated January 26, 2005 and February 22, 2005 concerning the shareholder proposal submitted to Farmer Mac by John Capozzi. We also have received a letter on the proponent's behalf dated February 9, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Ronald L. Vavruska Jr.
Paul Strauss & Associates, P.C.
Suite 900 - South Building
601 Pennsylvania Avenue, N.W.
Washington, DC 20004

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

January 26, 2005

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20459

Attention: Jonathan A. Ingram
Deputy Chief Counsel

Farmer Mac - Shareholder Proposal of Mr. John Capozzi
Relating to Report on Ownership of Farmer Mac Class A Shares

Ladies and Gentlemen:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company"), a federally chartered instrumentality of the United States established by the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), which amended the Farm Credit Act of 1971, with respect to a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent") in connection with Farmer Mac's 2005 annual meeting of shareholders.

Farmer Mac believes that the Proposal may be excluded from its proxy statement and notice for its 2005 annual meeting of shareholders (collectively, the "2005 Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff of the Division of Corporation Finance concur with our opinion and confirm that it will not recommend any enforcement action against Farmer Mac based on the omission of the Proposal for the reasons and on the bases set forth below.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of this letter and the Proposal submitted by the Proponent, attached hereto as Exhibit A. A copy of this letter is being forwarded to the Proponent as notice of Farmer Mac's intention to omit the Proposal from its 2005 Proxy Materials.

I. Background

Farmer Mac's 2004 annual meeting of shareholders was held on June 3, 2004. The definitive proxy statement and notice for such meeting was filed with the Commission on April 21, 2004.

Farmer Mac's 2005 annual meeting of shareholders is scheduled to be held on June 16, 2005. Farmer Mac anticipates filing its definitive 2005 Proxy Materials with the Commission on or about April 22, 2005 and to commence mailing those materials to its shareholders on or about such date.

II. Summary of the Proposal

The Proposal states:

> That Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the numbers of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals.

III. Grounds for Exclusion

The Proposal may be properly excluded because the Proponent is not eligible to submit a shareholder proposal.

Rule 14a-8(b)(1) under the Exchange Act states that to be eligible to submit a shareholder proposal, the shareholder must "have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal* at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." (emphasis added).

The Proponent indicated that he is a shareholder of 200 shares of Farmer Mac's Class A voting common stock and 200 shares of Farmer Mac's Class C non-voting common stock.

Section 2279aa-2(a)(9)(B) of the Agricultural Credit Act, Farmer Mac's federal charter, states that Farmer Mac's voting common stock "shall be offered to banks, other financial entities, insurance companies, and [Farm Credit] System institutions . . . " Section 2279aa-4(a)(1) further delineates the shareholder ownership of Farmer Mac's Class A voting common stock, stating that "Class A stock may be held only by entities that are not Farm Credit System institutions and that are entitled to vote for directors specified in section 2279aa-2(b)(2)(A) of [the Act] . . . " which includes "holders of common stock that are insurance companies, banks, or other financial institutions or entities." Farmer Mac's Class C common stock, issued pursuant to Section 2279aa-4(d) of the Company's federal charter, does not entitle a holder to vote on any matter submitted to shareholders for a vote. Given the restrictions on ownership of Farmer Mac's voting common stock, the Proponent is not eligible or entitled to hold 200 shares of Farmer Mac's Class A voting common stock. Furthermore, the Proponent is not, as a holder of Farmer Mac's Class C non-voting common stock, a holder of "the company's securities entitled to be voted on the proposal . . . [,]" as required by Rule 14a-8(b)(1) under the Exchange Act. Accordingly, as a matter of eligibility, the Proponent is not entitled to submit a shareholder proposal.

This basis for exclusion is the correct result even though, historically, Farmer Mac had not strictly enforced the ownership criteria in counting the votes cast or proxies submitted by ineligible shareholders in connection with its annual meetings of shareholders. Farmer Mac believes that the total percentage of its voting common stock held by ineligible shareholders has amounted to less than 0.5% of its aggregate number of outstanding shares of common stock entitled to vote at each of those annual meetings. Therefore, due to the insignificant percentage of ineligible voting shareholders, calculation of such ineligible votes or proxies would not have resulted in a different outcome for purposes of the matters being voted upon.

Farmer Mac did not previously notify the Proponent of this deficiency. With respect to procedural or eligibility deficiencies, Rule 14a-8(f)(1) provides that "[a] company need not provide [the shareholder] such notice of a deficiency if the deficiency cannot be remedied[.]" As noted above, the Proponent is not eligible to own Farmer Mac's Class A voting common stock. Failure to meet the share ownership requirements is an eligibility deficiency that cannot be remedied. Accordingly, Farmer Mac had no requirement under Rule 14a-8 to notify the Proponent of such deficiency.

Because the Proponent failed to meet the share ownership requirements set forth in Rule 14a-8(b)(1), Farmer Mac has limited its grounds for exclusion to this issue. Farmer Mac has identified additional grounds for excluding this proposal, however, including Rule 14a-8(i)(4) (relating to the redress of a personal grievance against the company) and is prepared to supplement this letter in the event that the staff determines that additional discussion about these grounds would be useful.

IV. Conclusion

For the foregoing reasons, we respectfully request that the staff concur in our opinion that the Proposal may be properly excluded from Farmer Mac's 2005 Proxy Materials. In order to allow Farmer Mac to complete the mailing of its 2005 Proxy Materials in a timely manner, we would appreciate receiving your response as soon as possible.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention to this matter.

Very truly yours,



Abigail Arms

Enclosures:

Exhibit A: Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 17, 2004.

cc: Jerome G. Oslick, Esq.
John Capozzi

EXHIBIT A

Submitted by John Capozzi, shareholder of 200 Class A shares and 200 Class C shares of Company stock
202-544-0821

Proposal: That Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the numbers of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals.

Reason: Farmer Mac has not enforced the provisions of the Agricultural Credit Act, its federal charter, which require that the shares of its voting stock only be sold to banks, other financial entities, insurance companies and Farm Credit System institutions. As a result, there are an undetermined number of unqualified Class A shareholders. This lack of control violates the intent of the restriction and runs afoul of the Act. Furthermore, Class A shares being owned by unqualified individuals leads to uncertainty as to who is qualified to bring shareholder proposals. For instance, proponent of the present resolution, an individual, attempted inserting a proposal in last year's shareholder meeting requiring that the company pay a stipend to the District of Columbia in compensation for Farmer Mac's congressional exemption from paying taxes to the District of Columbia. This proposal was rejected by the Company, in part, because the proponent was unqualified to own his Class A shares. Enacting the proposal would enable the company's shareholders to judge whether the presence of non-qualified Class A share owners are of sufficient number as to present an issue for Farmer Mac and whether any safeguards should be implemented to prevent unqualified individuals or entities from owning Class A shares.

LAW OFFICES OF

Paul Strauss & Associates, P.C.

SUITE 900 - SOUTH BUILDING
601 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004

(202) 220-3100
FAX (202) 220-3103

PAUL E. STRAUSS
RICHARD J. BIANCO*
RONALD L. VAVRUSKA JR.#
ELENA IUGA+

* ALSO ADMITTED IN NEW JERSEY
# ALSO ADMITTED IN MASSACHUSETTS
+ ONLY ADMITTED IN NEW YORK AND VRGINIA

February 9, 2005

RE: Opposition to Farmer Mac's Request for No-Action Relief in Excluding Shareholder John Capozzi's Shareholder Proposal from its 2005 Proxy Materials

United States Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 5th St., NW
Washington, DC 20459

To whom it may concern:

On behalf of John Capozzi, a shareholder of the Federal Agricultural Mortgage Corporation ("Farmer Mac") please accept this letter as a response to the Federal Agricultural Mortgage Corporation's ("Farmer Mac") request for no-action relief in its letter dated January 26, 2005 proposing exclusion of Mr. Capozzi's shareholder proposal.

Farmer Mac's request for no-action relief should be denied because it is acting in a discriminatory manner towards its shareholders. Farmer Mac's basis for wishing to exclude Mr. Capozzi's proposal is that Mr. Capozzi is unqualified to own the shares he holds. The shares at issue, under Farmer Mac's federal charter, are restricted to financial institutions. Mr. Capozzi did not engage in any subterfuge in obtaining his shares but merely called his broker and placed an order much like many individual shareholders. Farmer Mac admits that it has never taken any steps to enforce this restriction either in ownership or shareholder voting. Now Farmer Mac, after allowing Mr. Capozzi to assume the risks of ownership, is enforcing its charter provision arbitrarily to deny him one of the benefits of such ownership, submitting resolutions for shareholder vote. Farmer Mac should not be able to use its lax controls to deny any shareholder the full benefits of ownership.

Moreover, Mr. Capozzi's proposal would require Farmer Mac to investigate the number of shares owned by individuals such as him and report back to the shareholders, the very measure by which Farmer is trying to block the proposed resolution. If non-qualified owners of Farmer's voting stock is an issue for Farmer causing it problems, its shareholders should be entitled to make that determination and consider whether safeguards are necessary for preventing unqualified owners. Allowing Farmer Mac to exclude Mr. Capozzi's resolution would allow it to ignore unqualified shareholders and prevent the issue of possible consequences from such ownership from being considered by the company's owners.

In addition, Farmer Mac, should be compelled to detail any allegation that Mr. Capozzi is attempting to address a personal grievance with his shareholder proposal. Mr. Capozzi is unaware of the basis for Farmer Mac's allegation and it should not be able to aver that Mr. Capozzi's basis for making his proposal is untoward with nothing more than a mere unsubstantiated allegation.

Please contact the undersigned if you have any questions or would like to discuss this matter further.

Sincerely,



Ronald L. Vavruska Jr.

cc: Abigail Arms
Shearman & Sterling

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

February 22, 2005

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jonathan A. Ingram
Deputy Chief Counsel

Farmer Mac – Supplemental Letter Regarding Shareholder Proposal of Mr. John Capozzi Relating to Report on Ownership of Farmer Mac Class A Shares

Dear Mr. Ingram:

On January 26, 2005, we submitted a letter on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company"), a federally chartered instrumentality of the United States established by the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), which amended the Farm Credit Act of 1971, notifying the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude from its proxy statement and notice for its 2005 annual meeting of shareholders (collectively, the "2005 Proxy Materials"), a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent"). Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated Farmer Mac's belief that the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proponent is not eligible to own or vote Farmer Mac's Class A voting common stock and therefore, is not entitled to submit a shareholder proposal.

This letter supplementally responds to correspondence from the Proponent to the Staff dated February 9, 2005 regarding the Initial Letter (the "Proponent's Response"). In Farmer Mac's and our view, the Proponent has not raised any new substantive arguments which would change the applicability of Rule 14a-8(b)(1). Accordingly, we respectfully request that the Staff concur in our opinion and confirm that it will not recommend any enforcement action against Farmer Mac based on the omission of the Proposal for the reasons set forth in this letter and in the Initial Letter.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of this letter and the Initial Letter, attached hereto as Exhibit A. A copy of this letter is being forwarded to the Proponent. If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention to this matter.

Very truly yours,



Abigail Arms

Enclosures:

Exhibit A: Letter submitted to the U.S. Securities and Exchange Commission Office of Chief Counsel on January 26, 2005.

cc: Jerome G. Oslick, Esq.
Ronald L. Vavruska Jr., Esq./John Capozzi

SHEARMAN & STERLING LLP

EXHIBIT A

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

January 26, 2005



By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20459

Attention: Jonathan A. Ingram
Deputy Chief Counsel

Farmer Mac - Shareholder Proposal of Mr. John Capozzi
Relating to Report on Ownership of Farmer Mac Class A Shares

Ladies and Gentlemen:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company"), a federally chartered instrumentality of the United States established by the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), which amended the Farm Credit Act of 1971, with respect to a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent") in connection with Farmer Mac's 2005 annual meeting of shareholders.

Farmer Mac believes that the Proposal may be excluded from its proxy statement and notice for its 2005 annual meeting of shareholders (collectively, the "2005 Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff of the Division of Corporation Finance concur with our opinion and confirm that it will not recommend any enforcement action against Farmer Mac based on the omission of the Proposal for the reasons and on the bases set forth below.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of this letter and the Proposal submitted by the Proponent, attached hereto as Exhibit A. A copy of this letter is being forwarded to the Proponent as notice of Farmer Mac's intention to omit the Proposal from its 2005 Proxy Materials.

I. Background

Farmer Mac's 2004 annual meeting of shareholders was held on June 3, 2004. The definitive proxy statement and notice for such meeting was filed with the Commission on April 21, 2004.

Farmer Mac's 2005 annual meeting of shareholders is scheduled to be held on June 16, 2005. Farmer Mac anticipates filing its definitive 2005 Proxy Materials with the Commission on or about April 22, 2005 and to commence mailing those materials to its shareholders on or about such date.

II. Summary of the Proposal

The Proposal states:

> That Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the numbers of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals.

III. Grounds for Exclusion

The Proposal may be properly excluded because the Proponent is not eligible to submit a shareholder proposal.

Rule 14a-8(b)(1) under the Exchange Act states that to be eligible to submit a shareholder proposal, the shareholder must "have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal* at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." (emphasis added).

The Proponent indicated that he is a shareholder of 200 shares of Farmer Mac's Class A voting common stock and 200 shares of Farmer Mac's Class C non-voting common stock.

Section 2279aa-2(a)(9)(B) of the Agricultural Credit Act, Farmer Mac's federal charter, states that Farmer Mac's voting common stock "shall be offered to banks, other financial entities, insurance companies, and [Farm Credit] System institutions . . . " Section 2279aa-4(a)(1) further delineates the shareholder ownership of Farmer Mac's Class A voting common stock, stating that "Class A stock may be held only by entities that are not Farm Credit System institutions and that are entitled to vote for directors specified in section 2279aa-2(b)(2)(A) of [the Act] . . . " which includes "holders of common stock that are insurance companies, banks, or other financial institutions or entities." Farmer Mac's Class C common stock, issued pursuant to Section 2279aa-4(d) of the Company's federal charter, does not entitle a holder to vote on any matter submitted to shareholders for a vote. Given the restrictions on ownership of Farmer Mac's voting common stock, the Proponent is not eligible or entitled to hold 200 shares of Farmer Mac's Class A voting common stock. Furthermore, the Proponent is not, as a holder of Farmer Mac's Class C non-voting common stock, a holder of "the company's securities entitled to be voted on the proposal . . . [,]" as required by Rule 14a-8(b)(1) under the Exchange Act. Accordingly, as a matter of eligibility, the Proponent is not entitled to submit a shareholder proposal.

This basis for exclusion is the correct result even though, historically, Farmer Mac had not strictly enforced the ownership criteria in counting the votes cast or proxies submitted by ineligible shareholders in connection with its annual meetings of shareholders. Farmer Mac believes that the total percentage of its voting common stock held by ineligible shareholders has amounted to less than 0.5% of its aggregate number of outstanding shares of common stock entitled to vote at each of those annual meetings. Therefore, due to the insignificant percentage of ineligible voting shareholders, calculation of such ineligible votes or proxies would not have resulted in a different outcome for purposes of the matters being voted upon.

Farmer Mac did not previously notify the Proponent of this deficiency. With respect to procedural or eligibility deficiencies, Rule 14a-8(f)(1) provides that "[a] company need not provide [the shareholder] such notice of a deficiency if the deficiency cannot be remedied[.]" As noted above, the Proponent is not eligible to own Farmer Mac's Class A voting common stock. Failure to meet the share ownership requirements is an eligibility deficiency that cannot be remedied. Accordingly, Farmer Mac had no requirement under Rule 14a-8 to notify the Proponent of such deficiency.

Because the Proponent failed to meet the share ownership requirements set forth in Rule 14a-8(b)(1), Farmer Mac has limited its grounds for exclusion to this issue. Farmer Mac has identified additional grounds for excluding this proposal, however, including Rule 14a-8(i)(4) (relating to the redress of a personal grievance against the company) and is prepared to supplement this letter in the event that the staff determines that additional discussion about these grounds would be useful.

IV. Conclusion

For the foregoing reasons, we respectfully request that the staff concur in our opinion that the Proposal may be properly excluded from Farmer Mac's 2005 Proxy Materials. In order to allow Farmer Mac to complete the mailing of its 2005 Proxy Materials in a timely manner, we would appreciate receiving your response as soon as possible.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention to this matter.

Very truly yours,



Abigail Arms

Enclosures:

Exhibit A: Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 17, 2004.

cc: Jerome G. Oslick, Esq.
John Capozzi

EXHIBIT A

Submitted by John Capozzi, shareholder of 200 Class A shares and 200 Class C shares of Company stock
202-544-0821

Proposal: That Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the numbers of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals.

Reason: Farmer Mac has not enforced the provisions of the Agricultural Credit Act, its federal charter, which require that the shares of its voting stock only be sold to banks, other financial entities, insurance companies and Farm Credit System institutions. As a result, there are an undetermined number of unqualified Class A shareholders. This lack of control violates the intent of the restriction and runs afoul of the Act. Furthermore, Class A shares being owned by unqualified individuals leads to uncertainty as to who is qualified to bring shareholder proposals. For instance, proponent of the present resolution, an individual, attempted inserting a proposal in last year's shareholder meeting requiring that the company pay a stipend to the District of Columbia in compensation for Farmer Mac's congressional exemption from paying taxes to the District of Columbia. This proposal was rejected by the Company, in part, because the proponent was unqualified to own his Class A shares. Enacting the proposal would enable the company's shareholders to judge whether the presence of non-qualified Class A share owners are of sufficient number as to present an issue for Farmer Mac and whether any safeguards should be implemented to prevent unqualified individuals or entities from owning Class A shares.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated January 26, 2005

The proposal provides that Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the number of shareholders and amount of shares owned that do not qualify for ownership.

We are unable to concur in your view that Farmer Mac may exclude the proposal under rule 14a-8(b). In this regard, we note that the proponent is the holder of securities entitled to be voted on the proposal. Accordingly, we do not believe that Farmer Mac may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,



Sukjoon Richard Lee
Attorney-Advisor